UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Aqua Metals, Inc.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

03837J101

(CUSIP Number)

Kelvin F. Sellers

Interstate Emerging Investments, LLC

Interstate Batteries, Inc.

12770 Merit Drive, Suite 1000

Dallas, Texas 75271

(972) 455-6051

Copies to:

Wesley Williams

Thompson & Knight LLP

One Arts Plaza

1722 Routh Street, Suite 1500

Dallas, Texas 75201-2533

(214) 969-1700

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

August 10, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	03837J101

1	NAMES OF REPORTING PERSONS: INTERSTATE EMERGING INVESTMENTS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 3,711,872
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 3,711,872

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,711,872
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 19.9% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

(1)	Percentage of class calculated based on 15,574,225 total outstanding shares of Common Stock as of August 8, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2016, filed with the Securities and Exchange Commission (“SEC”) on August 10, 2016, plus 702,247 shares of Common Stock at a price of $7.12 per share issuable upon the exercise on or before May 24, 2018 of the Two Year Warrant (as defined in the Schedule 13D filed with the SEC by Interstate Emerging Investments, LLC, a Delaware limited liability company (“Interstate Emerging”), and Interstate Batteries, Inc., a Delaware corporation (“IBI”), on June 1, 2016 (the “Original Schedule 13D”)), 1,605,131 shares of Common Stock at a price of $9.00 per share issuable upon the exercise on or before May 24, 2019 of the Three Year Warrant (as defined in the Original Schedule 13D), and 702,247 shares of Common Stock at a price of $7.12 per share issuable upon the conversion on or before May 24, 2019 of the Note (as defined in the Original Schedule 13D).

CUSIP No.	03837J101

1	NAMES OF REPORTING PERSONS: INTERSTATE BATTERIES, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 3,711,872
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 3,711,872

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,711,872(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 19.9% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

(2)	Includes 3,711,872 shares of Common Stock of the Issuer owned by Interstate Emerging. IBI is the sole member of Interstate Emerging. As a result, IBI may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by Interstate Emerging. IBI disclaims beneficial ownership of the securities owned by Interstate Emerging in excess of its pecuniary interest therein and this statement shall not be deemed an admission that IBI is the beneficial owner of the reported Common Stock for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or any other purpose.

(3)	Percentage of class calculated based on 15,574,225 total outstanding shares of Common Stock as of August 8, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2016, filed with the SEC on August 10, 2016, plus 702,247 shares of Common Stock at a price of $7.12 per share issuable upon the exercise on or before May 24, 2018 of the Two Year Warrant (as defined in the Original Schedule 13D), 1,605,131 shares of Common Stock at a price of $9.00 per share issuable upon the exercise on or before May 24, 2019 of the Three Year Warrant (as defined in the Original Schedule 13D), and 702,247 shares of Common Stock at a price of $7.12 per share issuable upon the conversion on or before May 24, 2019 of the Note (as defined in the Original Schedule 13D).

This Amendment No. 1 (this “Amendment”) amends the information provided in the Original Schedule 13D. This Amendment is being filed to incorporate by reference Exhibits 2 through 7 under Item 7. This Amendment amends the information disclosed in the Original Schedule 13D as set forth herein.  Except as otherwise specified in this Amendment, all items left blank remain unchanged in all material respects and any items that are reported are deemed to amend and restate the corresponding items in the Original Schedule 13D. Capitalized terms used herein but not defined herein have the respective meanings ascribed to them in the Original Schedule 13D.

Item 7. Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement dated May 31, 2016 (incorporated by reference to Exhibit 1 of the Schedule 13D filed by the Reporting Persons with the SEC on June 1, 2016).
Exhibit 2	Stock Purchase Agreement dated May 18, 2016 between Interstate Emerging and the Issuer (incorporated by reference to Exhibit 10.1 to the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 10, 2016).
Exhibit 3	Warrant to Purchase Common Stock issued on May 24, 2016 (incorporated by reference to Exhibit 4.2 to the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 10, 2016).
Exhibit 4	Warrant to Purchase Common Stock issued on May 24, 2016 (incorporated by reference to Exhibit 4.3 to the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 10, 2016).
Exhibit 5	Credit Agreement dated May 18, 2016 between Interstate Emerging and the Issuer (incorporated by reference to Exhibit 10.5 to the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 10, 2016).
Exhibit 6	Convertible Term Note dated May 24, 2016 issued by the Issuer to Interstate Emerging (incorporated by reference to Exhibit 4.1 to the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 10, 2016).
Exhibit 7	Investors Rights Agreement dated May 18, 2016 between Interstate Emerging and the Issuer (incorporated by reference to Exhibit 4.1 to the Issuer’s Registration Statement on Form S-3 filed with the SEC on August 1, 2016).

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 16, 2016

INTERSTATE EMERGING INVESTMENTS, LLC

By:	Interstate Batteries, Inc., its sole member

By:	/s/ William McDade
William McDade
Vice President & Chief Financial Officer

INTERSTATE BATTERIES, INC.

By:	/s/ William McDade
William McDade
Vice President & Chief Financial Officer